FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For August 20, 2003
Commission File Number:   0-30204

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)

 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                        Form 20-F [ X ]         Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [   ]                No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

     THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


Exhibit       Date           Description of Exhibit
-------       ----           ----------------------

   1          08/20/2003     IIJ Makes Statement Regarding Crosswave's Filing
                             for Corporate Reorganization Proceedings

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Internet Initiative Japan Inc.


Date:  August 20, 2003                  By:  /s/  Koichi Suzuki
                                           -----------------------------------
                                        Koichi Suzuki
                                        President, Chief Executive Officer and
                                        Representative Director

EXHIBIT


         IIJ Makes Statement Regarding Crosswave's Filing for
                 Corporate Reorganization Proceedings


    TOKYO--(BUSINESS WIRE)--Aug. 20, 2003--Internet Initiative Japan
Inc. (IIJ, NASDAQ: IIJI), a leading Internet access and comprehensive network solutions provider in Japan, today issued a statement about the simultaneous filing today by Crosswave Communications Inc.
("Crosswave", NASDAQ: CWCI), a 37.9% owned affiliate of IIJ, and two
Japanese subsidiaries of Crosswave, Crosswave Facilities Inc. and
Crosswave Services Inc., of voluntary petitions with the Tokyo
District Court in Japan for corporate reorganization proceedings. The Court accepted the filing, appointed Masaaki Oka as the preservative administrator and issued an order to preserve the assets of Crosswave and the subsidiaries from creditors. Corporate reorganization proceedings are proceedings to rehabilitate an insolvent company similar to Chapter 11 bankruptcy proceedings in the United States. Crosswave has announced that it intends to begin the process of restructuring its business operations and finances under the management of the preservative administrator and supervision of the Tokyo District Court.
    Crosswave currently owes IIJ approximately JPY 1.72 billion in loans. IIJ will owe banks JPY 5.0 billion under a cash deficiency support agreement in connection with bank loans made to Crosswave.
Such obligation will likely be set off against IIJ's current security deposit of JPY 5.0 billion with the banks, which would increase
Crosswave's indebtedness to IIJ by the same amount pursuant to the terms of the cash deficiency support agreement. The book value of IIJ's equity interest in Crosswave under U.S. GAAP was JPY 828 million as of June 30, 2003. IIJ expects that these claims and equity interests in Crosswave will become of no or little value as a result of the corporate reorganization proceedings and related developments.
IIJ believes that the reorganization filing will seriously impact
IIJ's financial position and results of operations, but IIJ itself does not plan to seek any judicial relief for protecting its own assets. IIJ plans to undertake efforts to obtain new funding and to improve its financial condition as soon as possible.
    Crosswave provides IIJ with a significant portion of IIJ's network, data center facilities, network, and telecommunications facilities. Under Japanese corporate reorganization proceedings, IIJ will be unable to vote its shares in Crosswave or otherwise control or influence the operation or management of Crosswave. However, as Japanese corporate reorganization proceedings are aimed at ensuring the continuity of the entity and provide the company with protection from creditors while a determination is being made as to the feasibility of reorganization, IIJ believes that Crosswave will continue to provide its services as before during this period, and thereafter if reorganization is approved by the Court. IIJ itself plans not only to continue offering existing services, but to continue to actively provide new services to meet its customers needs.
    IIJ intends to continue providing its clients with high quality services based on its cutting-edge technology as a leading Internet access and comprehensive network solutions provider, and appreciates the continued understanding and support of its valued customers.

    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI) is Japan's leading Internet-access and comprehensive network solutions provider. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. Services range from the delivery of new generation network services over an optical-fiber infrastructure that is optimized for data communications, to the construction of pan-Asian IP backbone networks. The company also offers high-quality systems integration and security services, internet access, hosting/housing, and content design.

    About Crosswave

    Crosswave Communications Inc. (Crosswave, NASDAQ: CWCI) is a data communications carrier offering customers reliable and versatile broadband networks and network services, enabling them to streamline and innovate their business infrastructure. Founded in 1998 by Internet Initiative Japan (NASDAQ: IIJI), Sony Corporation (NYSE: SNE) and Toyota Motor Corporation (NYSE: TM), the Company has made groundbreaking changes in the Japanese telecommunications market by offering a completely data-centric network. Currently, 90% of the traffic on Crosswave's nationwide network infrastructure is Ethernet-based, provided mainly through its flagship, Wide-area Ethernet Platform Service. Launched in 1999, the Wide-area Ethernet Platform service introduced a brand new type of network service to the market. The Company's fully integrated data centers and other services have redefined the role of carrier services by accommodating entire corporate system requirements. With the quality of its networks and its wide-ranging value-added features, the company has been a pioneer in the development of the data communications market in Japan. The Company offers its services to a diverse base of over 400 customers including many blue-chip companies in Japan.

    Cautionary Notice Regarding Forward-looking Statements

    Statements made in this press release with respect to IIJ's plans, objectives, strategies, intentions, beliefs, predictions and other statements that are not historical facts are forward-looking statements about the future performance or intentions of IIJ, and are based on management's expectations, assumptions, estimates, projections and beliefs in light of information currently available to it. These forward-looking statements, such as statements regarding IIJ's and Crosswave's ability to continue offering services, are subject to various risks and uncertainties that could cause actual results to be materially different from those described in the forward-looking statements. Potential risks and uncertainties include, without limitation, the ability of Crosswave to continue as a going concern, the adverse impact of the filing for corporate reorganization of Crosswave on IIJ's business operations, management, employees and customers, the outcome and timing of Crosswave's efforts to restructure; and other risks referred to from time to time in IIJ's filings with the Securities and Exchange Commission.

    CONTACT: IIJ Group Media/Investor Relations Office
             +81-3-5259-6310
             press@iij.ad.jp
             http://www.iij.ad.jp/